Exhibit 1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

EXCERPT OF THE MINUTES OF THE 158th MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 24, 2017.

As secretary of the Board of Directors, I hereby CERTIFY that items (2) and (6) of the Minutes of the 158th Meeting of the Board of Directors of Oi S.A. – In Judicial Reorganization, held on May 24, 2017, at 9:30 a.m. at Praia de Botafogo No. 300, 11th floor, room 1101, Botafogo - Rio de Janeiro (RJ), reads as follows:

“Moving to item (2) of the Agenda, the Directors unanimously decided to elect Mr. Carlos Augusto Machado Pereira de Almeida Brandão, Brazilian, married, business manager, bearer of identity card (SSP/MG) No. 6832979, enrolled with the tax authority under CPF/MF No. 987.611.886-20, with a commercial address at Rua Humberto de Campos, 425, 8th floor, Leblon, Rio de Janeiro – RJ, for the position of Director, without specific designation, of the Company, in compliance with the mandate, as approved in item 1 of the Minutes of the Meeting of this Board of Directors held on May 10, 2016. The Director elected herein signed the respective Terms of Ownership and Investiture and declared himself not to be involved in any of the crimes foreseen in the law that would prevent him from exercising the position for which he was appointed. (…)”

“Moving to item (6) of the Agenda, in light of the provisions of Article 32, first paragraph, of the Company’s Bylaws, a proposal was submitted for the continuance, for 2017, of the Authority of the Executive Board, approved on September 18, 2015 and ratified on May 18, 2016, with minor adjustments in the wording of items III and V of Article 1 of the Authority Level Matrix, in conformity with information previously submitted to the Directors. The Directors unanimously approved the proposal, with additional adjustments in Section VII, which will be adjusted with respect to charitable acts in favor of employees and the community, establishing a limit on the Board’s authority, however, of up to R$3,000,000.00 (three million Reais) total per fiscal year for these two categories. The new version of the Authority Level Matrix, which reflects the amendments hereby approved, is included in these minutes as an annex.”

Present were all the members of the Board of Directors, which attach their signatures hereto: José Mauro M. Carneiro da Cunha, Thomas Reichenheim, João do Passo Vicente Ribeiro, André Cardoso de M. Navarro, João Manuel Pisco de Castro, Luís Maria Viana Palha da Silva, Marcos Duarte Santos, Ricardo Reisen de Pinho, Demian Fiocca, Hélio Calixto da Costa and José Manuel Melo da Silva (alternate member).

Rio de Janeiro, May 24, 2017.

José Augusto da Gama Figueira

Secretary

AUTHORITY LEVEL MATRIX

Oi S.A. – In Judicial Reorganization

The Board of Directors of Oi S.A. – In Judicial Reorganization (“Company”), at meetings held on September 18, 2015, May 18, 2016 and May 24, 2017, in accordance with the governing law and the provisions of Articles 32 and 39 of the Company's Bylaws, resolved, for all legal purposes, to approve the following Authority Level Matrix, applicable to the Company and all its subsidiaries (jointly, the "Companies"):

Article 1. In addition to the duties provided by law and the Company's Bylaws, pursuant to the provisions of Paragraph 1 of its Article 32, as well as the provisions of its Article 39, the Executive Board of the Company shall have the power to:

I. Approve investments and divestments to be made by the Company or its subsidiaries in the capital of other companies in an amount up to R$30,000,000.00 (thirty million reais), per transaction, subject to the provisions of Paragraph 4 below, except in the events of acquisition of new subsidiaries, in which case the approval will always fall within the competence of the Board of Directors, regardless of the amount involved;

II. Authorize the acquisition and sale by the Company or its subsidiaries of assets for, or of, the Company’s or its subsidiaries’ fixed assets, as appropriate, in the individual amount of up to R$30,000,000.00 (thirty million reais); and the encumbrance by the Company or its subsidiaries of the respective fixed assets, in an amount up to R$40,000,000.00 (forty million reais);

II.a. Specifically with regard to the establishment of syndicate for executing a specific project, the Executive Board has the powers, by Board resolution, to authorize the Company or its subsidiaries to enter into a syndicate agreement in an amount up to R$30,000,000.00 (thirty million reais), whenever the respective syndicate agreement is entered into with partners (companies that are not parent companies, subsidiaries or affiliates to the Company);

III. Authorize the contracting of services, or the execution of contracts in general, amendments, agreements or arrangements in the ordinary course of the Company's and its subsidiaries’ business that represent liabilities, obligations and commitments of individual or aggregated amounts of up to R$35,000,000.00 (thirty-five million reais);

IV. Authorize the provision of guarantees in general by the Company or its subsidiaries, in favor of third parties, in an amount up to R$30,000,000.00 (thirty million reais), per transaction;

V. Resolve on the waiver of rights and transactions (Article 840 et seq. of the Civil Code) of any kind, by the Company or its subsidiaries, representing, as single or aggregate, an amount up to R$30,000,000.00 (thirty million reais);

VI. Decide on the execution of the following transactions by the Company or its subsidiaries: (i) contracting of loans, financings or other transactions which place the Company or its subsidiaries in debt in an amount up to R$100,000,000.00 (one hundred million reais); (ii) lease agreements limited to R$200,000,000.00 (two hundred million reais); and (iii) issuance of promissory notes, in individual or aggregate amounts with the same counterparty up to R$30,000,000.00 (thirty million reais);

VII. Authorize the execution by the Company or its subsidiaries of charitable acts in favor of its (i) employees and/or (ii) the community, for a total amount of up to R$3,000,000.00 (three million reais) per fiscal year, subject to the Donation Policy of the Company, and in each approved case it must be determined whether the benefitted party falls under (i) or (ii) of this item VII.

Paragraph 1. In any of the cases of items I to VII of this Article, in case of more than one transaction with the same object, the aggregate amount of such transactions shall be taken into account for the purposes of determining the authority of the Executive Board.

Paragraph 2. In any of the cases of items I to VII of this Article, whenever the amount of the act or contract is less than R$5,000,000.00 (five million reais), the provisions of Article 38 of the Bylaws apply, and no board resolution of the Executive Board is required. Whenever the amount of the act or contract is equal to or greater than R$5,000,000.00 (five million reais), a board resolution of the Executive Board is required.

Paragraph 3.  In any of the cases of items I to VII of this Article, the approval shall come from the Executive Board, and no approval is required from the Board of Directors whenever the subject is either an intercompany act or contract, an act or contract of an amount included in the budget, or, in cases of CAPEX investments in multiannual projects, where the  amount for the subsequent years does not exceed the average investment of the past 3 years, even if it exceeds the limits set in the Authority Level Matrix limits, as set forth in this Article. A transaction shall be deemed intercompany whenever involving solely and exclusively the Company and/or its direct or indirect subsidiaries.

Paragraph 4. The Executive Board shall also have the powers to define, by board resolution, based on the responsibility limits of the Executive Board set by the Board of Directors under this Article, the responsibility limits within the hierarchy of the Company’s administrative structure.

Article 2. The Board of Directors has the powers to decide on the acts, contracts, transactions or operations of any kind exceeding the limits laid down to the Executive Board under this Authority Level Matrix.

Article 3. The Executive Board shall prepare quarterly reports to inform the Board of Directors on budgeted investments and divestments made by the Company in the relevant period exceeding R$30,000,000.00 (thirty million reais).